UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2017.
Commission File Number 001-14536

PartnerRe Ltd.
(Translation of registrant’s name into English)

Wellesley House South, 90 Pitts Bay Road,
Pembroke HM08, Bermuda
(441) 292-0888
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

PEMBROKE, Bermuda, October 5, 2017 - PartnerRe Ltd. (the 'Company') will announce today, at the 2017 EXOR Investor Day, that the Company estimates combined Catastrophe losses of approximately $475 million (pre-tax, net of retrocession and reinstatement premiums) from its exposure to hurricanes Harvey, Irma and Maria for Q3 2017. Additional details of the Company's 2017 financial outlook are available in the EXOR Analyst and Investor Presentation.

The following documents, furnished as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Press release - PartnerRe Preannounces Initial Estimated Q3 Material Catastrophe Losses at EXOR Investor Day - October 5, 2017
99.2	EXOR Analyst and Investor Presentation dated October 5, 2017

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.
(Registrant)

Date:	October 5, 2017	By:	/s/ Mario Bonaccorso
Name: Mario Bonaccorso
Title: EVP, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release - PartnerRe Preannounces Estimated Q3 Material Catastrophe Losses at EXOR Investor Day - October 5, 2017
99.2	EXOR Analyst and Investor Presentation dated October 5, 2017